UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022.

 Commission File Number 001-40628

Zenvia Inc.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Avenida Paulista, 2300, 18th Floor, Suites 182 and 184

São Paulo, São Paulo, 01310-300

Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

 ZENVIA INC.

INCORPORATION BY REFERENCE

This current report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 filed with the U.S. Securities and Exchange Commission, or the SEC, on July 7, 2022 (File Number: 333-266045) of Zenvia Inc. and to be a part thereof from the date on which this report is furnished to the SEC, to the extent not superseded by documents or reports subsequently filed or furnished to the SEC.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Voting Results of Zenvia Inc. 2022 Annual General Meeting of Shareholders
99.2	Second Amended and Restated Memorandum and Articles of Association (adopted by Special Resolution passed on November 30, 2022).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: November 30, 2022

Zenvia Inc.

By:	/s/ Cassio Bobsin
Name: Cassio Bobsin
Title: Chief Executive Officer